FORM 3	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 INITIAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP	OMB APPROVAL
OMB Number: 3235-0104 Expires: January 31, 2005 Estimated average burden hours per response. . . . 0.5
Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

1. Name and Address of Reporting Person* Tracy, Dennis E. 450 South Orange Ave. 9th Floor Orlando, Florida 32801	2. Date of Event Requiring Statement April 9, 2002	4. Issuer Name and Ticker Symbol Commercial Net Lease Realty, Inc. NNN
3. IRS Identification Number of Reporting Person, if an entity (voluntary)	5. Relationship of Reporting
     Person(s) to Issuer

    (Check all applicable)
             Director
             10% Owner
            Officer (give title below)
       x     Other (specify below)

Executive Vice President of
   Commercial Net Lease Realty
		Services, Inc.	6. If Amendment, Date of Original 04/12/02
7. Individual or Joint/Group Filing (Check Applicable Line) x Form filed by One Reporting Person Form filed by One Reporting Person
TABLE I - Non Derivative Securities Acquired, Disposed of or Beneficially Owned.

1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)
Common Stock	115,905	D

TABLE II -Derivative Securities Beneficially Owned (e.g., puts, calls warrants, options, convertible securities).

1. Title of Derivitive Security (Instr. 4)	2. Date Exercisable and Expiration Date (Month/Day/Year)		3. Title and Amount of Securities Underlying Derivitive Security (Instr. 4)		4. Conversion or Exercisable Price of Derivitive Security	5. Ownership Form of Derivitive Securities: Direct (D) or Indirect (I) (Instr. 5)	6. Nature of Indirect Beneficial Ownership (Instr. 5)
	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Options-Right to buy	N/			58,000		D

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. Explanation of Responses:
/s/Dennis E. Tracy **Signature of Reporting Person	July 18, 2002 Date

*  If the form is filed by more than one reporting person, see Instruction 4(b)(v)

** Intentional missstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).